SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

CROSS BORDER RESOURCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

227443108
(CUSIP Number)

Alan W. Barksdale 2515 McKinney Avenue, Suite 900 Dallas, Texas 75201 214-871-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 227443108	SCHEDULE 13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Red Mountain Resources, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,973,589
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,973,589
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,973,589
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 227443108	SCHEDULE 13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Black Rock Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,272,328
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,272,328
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,272,328
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 227443108	SCHEDULE 13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alan W. Barksdale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,973,589
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,973,589
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,973,589
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Paul N. Vassilakos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 6 of 15 Pages

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard Y. Roberts
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 7 of 15 Pages

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Lynden B. Rose
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 8 of 15 Pages

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randell K. Ford
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 9 of 15 Pages

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William F. Miller, III
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 10 of 15 Pages

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Red Mountain Group (comprised of the Reporting Persons, as defined below)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 227443108	SCHEDULE 13D	Page 11 of 15 Pages

This Amendment No. 3 amends the original Schedule 13D and its Amendment No. 1 and Amendment No. 2 (together, “Schedule 13D”) previously filed by the Red Mountain Group (the “Group”) consisting of Red Mountain Resources, Inc. (“Red Mountain”), Black Rock Capital, Inc. (“Black Rock”), Alan W. Barksdale (“Barksdale”), Paul N. Vassilakos, Richard Y. Roberts, Lynden B. Rose, Randell K. Ford and William F. Miller, III (collectively herein referred to as the “Reporting Persons”) with respect to ownership of the common stock, par value $0.001 per share (“Shares”), of Cross Border Resources, Inc., a Nevada corporation (the “Issuer”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

The percentage of beneficial ownership calculation reflected in this Schedule 13D is based upon 16,151,946 shares of Common Stock outstanding as of March 9, 2012, as set forth in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 15, 2012.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

As of the date hereof the Group has been dissolved. Accordingly, upon the filing of this Amendment No. 3, each of Red Mountain, Black Rock and Messrs. Barksdale, Vassilakos, Roberts, Rose, Ford and Miller are no longer members of the Group and shall cease to be a Reporting Person of the Section 13(d) group. Red Mountain, Black Rock and Barksdale are still subject to the reporting requirements of Section 13(d) and have filed a joint Schedule 13D separately from the Group.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

The Reporting Persons purchased the Shares for investment purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On December 12, 2011, Red Mountain and Black Rock filed a complaint in the District Court for Clark County, Nevada (the “District Court”) seeking (i) an order directing the Issuer to conduct an annual meeting for the election of directors (the “Annual Meeting”) and (ii) a declaration by the District Court that a proxy solicitation conducted by Red Mountain and Black Rock in connection with such Annual Meeting and in accordance with applicable rules and regulations would not, in and of itself, constitute or be deemed an “Association,” for the purposes of, and as that term is defined, in Issuer’s Bylaws (hereinafter, the “Nevada Litigation”).

CUSIP No. 227443108	SCHEDULE 13D	Page 12 of 15 Pages

On March 9, 2012, Black Rock delivered to the Issuer a “Notice of Stockholder Nomination of Individuals as Directors and Submission of Business Proposals at the 2012 Annual Meeting of Stockholders of Cross Border Resources, Inc.” Therein, Black Rock notified the Issuer of its intention to submit the following business proposals at the Issuer’s 2012 Annual Meeting:

  Repeal the amendments to the Issuer’s Bylaws (the “Bylaws”) adopted by the Issuer’s Board of Directors (the “Board”) on November 14, 2011 which added Article XIII – Acquisition of a Controlling Interest; and

  Repeal any provision of the Bylaws adopted by the Board that is in effect at the time this proposal becomes effective that was not included in, or otherwise a part of the Bylaws in effect as of the close of business on February 26, 2012.

Black Rock also notified the Issuer of its intention to nominate Messrs. Barksdale, Vassilakos, Roberts, Ford and Miller to be elected to the Board at the 2012 Annual Meeting.

On April 2, 2012, the Group filed with the Securities and Exchange Commission (“SEC”) a definitive consent solicitation statement in connection with its solicitation of written consents (the “Solicitation”) from the stockholders of the Issuer to consent to the following actions without a stockholders’ meeting, as authorized by Section 78.320 of the Nevada Revised Statutes:

  Amend Article IV, Section 15 of the Bylaws to provide that stockholders have the ability to fix the size of the Board and to increase the size of the Board to eleven directors;

  Amend Article IV, Section 18 of the Bylaws to allow newly created directorships resulting from an increase in the size of the Board to be filled by a vote of the stockholders;

  Subject to approval of the above actions, elect each of Alan W. Barksdale, Paul N. Vassilakos, Richard Y. Roberts, Lynden B. Rose, Randell K. Ford and William F. Miller, III (each, a “Nominee” and collectively, the “Nominees”) to serve as a director of the Issuer (or, if any such Nominee was unable or unwilling to serve as a director of the Issuer, any other person designated as a Nominee by RMR);

  Repeal the amendments to the Bylaws adopted by the Board on November 14, 2011 which added Article XIII – Acquisition of a Controlling Interest; and

CUSIP No. 227443108	SCHEDULE 13D	Page 13 of 15 Pages

  Remove the power of the Board to amend the Bylaws prior to the next annual meeting of stockholders and repeal any provision of the Bylaws adopted by the Board in effect at the time this proposal becomes effective that was not included in the Bylaws as of February 21, 2012.

On April 5, 2012, Red Mountain delivered consents (the “Written Consents”) by shareholders owning more than 50% of the Issuer’s outstanding shares for all of Red Mountain’s proposed actions, including the addition of the Nominees to the Board. Shareholders of the Issuer also approved all of Red Mountain’s other proposals. The Board of the Issuer indicated its intention to challenge the validity of the Solicitation and consents delivered thereto.

On April 23, 2012, Red Mountain, the Issuer and certain of the Issuer’s executive officers executed a settlement agreement (the “Settlement Agreement”). Pursuant to the Settlement Agreement, three current directors resigned from the Board of the Issuer and Alan W. Barksdale, Randell K. Ford and Paul N. Vassilakos were appointed as directors of the Issuer to fill the vacancies, effective May 8, 2012 (the day after the tenth day following the mailing of the Issuer’s Information Statement to Stockholders on Schedule 14f-1 with the Securities and Exchange Commission concerning this matter). In connection with the Settlement Agreement, Red Mountain withdrew the Nevada Litigation and sought a dismissal of such action with prejudice.

As a result of the execution of the Settlement Agreement, the Written Consents have been withdrawn and therefore will not have any effect.

Except as discussed in this Item 4 of the Schedule 13D, the Reporting Persons do not have other specific plans or proposals at this time that would result in a change to the Issuer as set forth in subsections (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons plan to evaluate their investment in the Issuer on a continuing basis, and in connection with such evaluation the Reporting Persons may in the future upon due consideration of all relevant factors take certain actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer regarding the events discussed herein, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Black Rock is deemed to be the beneficial owner of 4,272,328 Shares, or approximately 23.4% of the Issuer’s common stock. This represents 2,136,164 Shares held by Black Rock and warrants to purchase 2,136,164 Shares held by Black Rock for which the exercise period began on November 26, 2011. The warrants, however, are subject to a cap that precludes the holder from exercising the warrants if after such exercise the holder alone or with its affiliates would be the beneficial owner of more than 19.99% of the Issuer’s common stock unless the holders of the Issuer’s common stock approve such exercise.

CUSIP No. 227443108	SCHEDULE 13D	Page 14 of 15 Pages

Red Mountain is deemed to be the beneficial owner of 6,973,589 Shares, or approximately 38.1% of the Issuer’s common stock. This represents 2,701,261 Shares held by Red Mountain and the 2,136,164 Shares held by Black Rock, Red Mountain’s wholly owned subsidiary. This also includes the warrants to purchase 2,136,164 Shares held by Black Rock.

Barksdale, as the Chief Executive Officer of Red Mountain and an officer of Black Rock, has the authority to vote and dispose of the Shares on behalf of Red Mountain and Black Rock. As such, Barksdale is deemed to be the beneficial owner of all of the Shares beneficially owned by Red Mountain and Black Rock.

Red Mountain and Barksdale have sole voting and dispositive power with respect to all of the shares of the Issuer’s Common Stock beneficially owned by them. Black Rock has shared voting and dispositive power with respect to all of the Shares beneficially owned by it.

None of the individual Reporting Persons, except Barksdale, has the authority to vote or dispose of the Shares held by Red Mountain and Black Rock. As of the date of this Amendment No. 3, the Reporting Persons are no longer members of the Group. Accordingly, the individual Reporting Persons (except Mr. Barksdale) may no longer be deemed beneficial owners of the shares held by Red Mountain and Black Rock as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Further, the Group itself has dissolved and can no longer be deemed to have beneficial ownership of Shares held by its Group members pursuant to Exchange Act Rule 13d-5(b)(1).

No Reporting Persons have engaged in any transaction in the Issuer’s securities in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Upon the filing of this Amendment No. 3, each of Red Mountain, Black Rock and Messrs. Barksdale, Vassilakos, Roberts, Rose, Ford and Miller are no longer a party to that certain Joint Filing and Solicitation Agreement, dated February 21, 2012. The Reporting Persons no longer have any agreement among themselves related to acquiring, holding, voting or disposing of the Issuer’s securities.

CUSIP No. 227443108	SCHEDULE 13D	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 29, 2012

RED MOUNTAIN RESOURCES, INC.

By: /s/ Alan W. Barksdale
      Alan W. Barksdale, CEO

       BLACK ROCK CAPITAL, INC.

By: /s/ Alan W. Barksdale
      Alan W. Barksdale, President

       /s/ Alan W. Barksdale
      Alan W. Barksdale

       /s/ Paul N. Vassilakos
      Paul N. Vassilakos

       /s/ Richard Y. Roberts
      Richard Y. Roberts

       /s/ Lynden B. Rose
      Lynden B. Rose

       /s/ Randell K. Ford
      Randell K. Ford

       /s/ William F. Miller, III
      William F. Miller, III